UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from       to
Commission File Number 1-1969
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Arbitron 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Arbitron Inc.
9705 Patuxent Woods Drive
Columbia, MD 21046
(410) 312-8000

ARBITRON 401(k) PLAN
Index to Financial Statements, Schedule, and Exhibit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Retirement Committee of
          Arbitron Inc. and Participants
          of the Arbitron 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Arbitron 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years ended December 31, 2010 and 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years ended December 31, 2010 and 2009, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Baltimore, Maryland
June 27, 2011

ARBITRON 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets:
Cash	$24,937	$—

Investments, at fair value:
Common stock	2,211,696	1,475,243
Mutual funds	79,821,791	68,217,443

	82,033,487	69,692,686

Receivables:
Participant loans	1,474,751	984,294
Participant contributions	178,571	176,153
Employer contributions	616,370	501,531

	2,269,692	1,661,978

Total assets	84,328,116	71,354,664

Liabilities:
Excess contributions refund payable	198,957	95,388

Total liabilities	198,957	95,388

Net assets available for benefits	$84,129,159	$71,259,276

See the accompanying notes to the financial statements.

ARBITRON 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2010 and 2009

	2010	2009
Investment income:
Net appreciation in fair value of investments	$9,570,051	$13,497,959
Dividends	1,388,166	997,810

	10,958,217	14,495,769

Interest income on participant loans	63,623	71,389

Contributions:
Participant	5,453,992	5,643,772
Rollovers	302,878	129,470
Employer	2,257,117	2,159,577

	8,013,987	7,932,819

Payments and expenses:
Benefits paid to participants	6,159,094	6,119,311
Administrative costs paid by participants	6,850	6,129

Net increase	12,869,883	16,374,537

Net assets available for benefits:
Beginning of year	71,259,276	54,884,739

End of year	$84,129,159	$71,259,276

See the accompanying notes to the financial statements.

ARBITRON 401(k) PLAN
Notes to the Financial Statements
December 31, 2010 and 2009
1. Description of Plan
General
The following description of the Arbitron 401(k) Plan (the “Plan”) provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (“IRC”), which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant’s compensation to the Plan on a pre-tax basis through payroll deductions. Qualified employees, as defined by the Plan, who are U.S. citizens or resident aliens paid under the U.S. domestic payroll and who perform services for Arbitron Inc. (“Arbitron” or “the Company”) primarily within the United States or on a temporary foreign assignment, are eligible to participate in the Plan. The Plan is administered by Arbitron through its Retirement Plan Administrator and through its Retirement Committee, which is appointed by the Chief Executive Officer of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Description of the Company
Arbitron is a leading media and marketing information services firm primarily serving radio, advertising agencies, cable and broadcast television, advertisers, retailers, out-of-home media, online media and print media.
Arbitron currently provides four main services: measuring and estimating radio audiences in local markets in the United States; measuring and estimating radio audiences of network radio programs and commercials; providing software used for accessing and analyzing the Company’s media audience and marketing information data; and providing consumer, shopping, and media usage information services.
Trust Agreement
Under the terms of a trust agreement between T. Rowe Price Trust Company, (the “Trustee”) and the Company, the Trustee holds, manages and invests contributions to the Plan and income therefrom in funds selected by the Company’s Retirement Committee to the extent directed by participants in the Plan.
Contributions
For the periods ended December 31, 2010, and 2009, participants could contribute up to 17% of eligible earnings, as defined by the Plan, subject to certain limitations. Effective January 1, 2011, there will be no such Plan limitation on the percentage of eligible earnings a participant can contribute to the Plan, other than those limitations set by the IRC. For both 2010 and 2009, the IRC limited the total salary deferral contributions of any participant to $16,500, for participants under age 50, and $22,000, for participants age 50 and over.
Company’s basic matching contributions for 2010 and 2009 were determined on the basis of 50% of a participant’s contributions, up to a maximum of 6% of eligible earnings (3% for participants who also participated in the Company’s defined benefit pension plan), and did not require the satisfaction of performance criteria. The year-end performance-based matching contribution is discretionary, resulted from the achievement of certain Company performance criteria and amounted to 17.4% and 13.5% of a participant’s contribution during 2010 and 2009, respectively, up to a maximum of 6% of eligible compensation (3% for participants who also participated in the Company’s defined benefit pension plan), for participants who were employees at the respective year ends.

The Company made basic matching contributions totaling $1,690,232 and $1,710,064, for the years ended December 31, 2010 and 2009, respectively. The Company also declared a year-end performance-based matching contribution of $566,885 and $449,513, for 2010 and 2009, respectively. Contributions to participant accounts, including both employee and employer contributions, were limited to the lesser of 100% of a participant’s compensation or $49,000 for both 2010 and 2009.
Participant Accounts and Vesting
The Trustee maintains an account for each participant, comprised of participant-directed allocations to each investment fund. Each participant’s account is credited with the participant’s contribution and allocations of any employer contribution and Plan earnings, less withdrawals, based on the direction of the participant. Participants in the Plan who also participate in the Company’s defined benefit pension plan are immediately vested in their contributions and employer contributions, plus actual earnings thereon. Participants in the Plan who do not participate in the Company’s defined benefit pension plan are immediately vested in their pretax contributions and employer basic matching contributions, plus earnings thereon, and generally will vest in performance-based matching contributions in accordance with years of service as noted in the following schedule:

Less than two years	0%
Two years	40%
Three years	60%
Four years	80%
Five or more years	100%
Forfeitures of employer performance-based matching contributions are used to reduce future employer contributions and can be used to pay expenses of administering the Plan. Forfeitures in the amount of $34,417 and $56,686 were used during 2010 and 2009, respectively, to reduce the amount of cash contributed by the Company into the Plan. The amounts of forfeited nonvested accounts not allocated to participant accounts as of December 31, 2010 and 2009, were $12,225 and $19,411, respectively.
Withdrawals
Participants who are age 59 1/2 or older may make withdrawals from their vested account balance. Additionally, participants who are employed by the Company may withdraw from their vested account balance for “financial hardship” as defined by federal regulations or for total disability. Participants may also withdraw the portion of their account balances related to rollover contributions and investment earnings on these contributions. Withdrawals are also permitted pursuant to a qualified domestic relations order or in the event of termination of employment, retirement or death. Reservist withdrawals were also allowed for any participant who was called to active duty after September 11, 2001 and before December 31, 2007.
Non-Discrimination Testing for Employee Contributions
The Plan, as required by the IRC, performs annual tests comparing participant data for highly compensated participants with data for non-highly compensated participants to ensure that highly compensated participants are not disproportionately favored under the Plan. If the Plan initially fails the tests, it will refund the excess contributions in the amount necessary to pass the tests.
Excess contributions in the amounts of $198,957 and $95,388, were refunded to highly compensated participants to bring the Plan into compliance for the years ended December 31, 2010 and 2009, respectively. The amount of excess contributions refunded in the subsequent year was recorded as a liability in the amount of $198,957 and $95,388, as of December 31, 2010, and 2009, respectively.

Loans
Participants may borrow up to 50% of their before-tax salary deferral contributions, rollover contributions, and investment earnings on those contributions. Loans must be in a multiple of $100, be at least $1,000, and not be more than $50,000 less the amount of the highest loan balance outstanding during the 12-month period that ends the day before the loan is made. Participants may not have more than two short-term loans (maturity of five years or less) and one long-term loan (maturity over five and not to exceed ten years) outstanding. The Plan administrator sets the interest rate, effective January 1 and July 1, to be charged on all Plan loans made during the subsequent six-month period and the interest rate is based on the prime interest rate charged by major national banks. The Plan administrator or a delegate approves each loan, and the Trustee maintains a loan receivable account for any participant with an outstanding loan. The loans are secured by the balance in the participant’s account. Principal and interest are paid generally through payroll deductions.
Related Party Transactions
The Trustee is a party-in-interest with respect to the Plan since the Trustee manages certain Plan investments. In the opinion of management of the Company, transactions between the Plan and the Trustee are exempt from being considered as prohibited transactions under ERISA section 408(b). As of December 31, 2010 and 2009, the Plan’s investment in the shares of the Company’s common stock consisted of 53,268 and 62,991 shares, respectively, with a fair market value of $2,211,696 and $1,475,243, respectively. During the year ended December 31, 2010, the Plan ceased permitting new employee or employer contribution investments in Arbitron common stock. The Company pays the cost of maintaining the Plan.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of any contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are stated at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 4 for discussion of fair value measurements. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned.
Participant Loans
Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distribution based upon the terms of the Plan agreement.

Payment of Benefits
Benefits are recorded when paid.
Costs and Expenses
The Company pays costs and expenses of maintaining the Plan. Administrative costs paid by participants consist of participant loan origination fees and redemption fees, which are deducted directly from the individual participant’s account.
3. Investments
The following table summarizes the Plan’s investments that represent 5% or more of the net Plan assets available for benefits as of December 31, 2010 and 2009:

	As of December 31,
	2010	2009
T. Rowe Price Trust Company Mutual Funds:
Summit Cash Reserves Fund	$12,637,671	$12,697,205
Capital Appreciation Fund	9,002,668	7,663,834
Equity Income Fund	8,695,728	7,699,605
Small-Cap Value Fund	8,174,174	6,423,452
New Horizons Fund	8,149,162	6,147,181
Equity Index 500 Fund	6,685,822	5,429,813
New Income Fund	5,634,665	4,842,755
Balanced Fund	5,150,068	4,197,063
International Stock Fund	4,453,559	4,229,183
International Discovery Fund	4,449,084	N/A

Other Mutual Funds:
Janus Growth and Income Fund	4,283,757	N/A
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated in value as follows:

		2010			2009
		Gain on investments			Gain on investments
	Realized	Unrealized	Net	Realized	Unrealized	Net

Mutual funds	$359,610	$8,119,714	$8,479,324	$684,766	$12,103,893	$12,788,659
Common stock	130,393	960,334	1,090,727	137,236	572,064	709,300

Net appreciation	$490,003	$9,080,048	$9,570,051	$822,002	$12,675,957	$13,497,959

4. Fair Value Measurements
The accounting guidance for fair value measurement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value.
Arbitron common stock: Investments in the Company’s common stock are valued at unadjusted quoted prices published in the Consolidated Transaction Reporting System of the New York Stock Exchange.
Mutual funds: Investments in mutual funds are valued using daily net asset value calculations performed by the funds for shares held by the Plan at year end. These unadjusted prices are quoted in active markets.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	December 31, 2010
	Level 1	Level 2	Level 3	Total

Arbitron common stock	$2,211,696	$—	$—	$2,211,696
Mutual funds:
Stock funds	52,115,630	—	—	52,115,630
Balanced funds	9,433,825	—	—	9,433,825
Bond fund	5,634,665	—	—	5,634,665
Money market fund	12,637,671	—	—	12,637,671

Total assets at fair value	$82,033,487	$—	$—	$82,033,487

	December 31, 2009
	Level 1	Level 2	Level 3	Total

Arbitron common stock	$1,475,243	$—	$—	$1,475,243
Mutual funds:		—	—	—
Stock funds	42,927,443	—	—	42,927,443
Balanced funds	7,750,040	—	—	7,750,040
Bond fund	4,842,755	—	—	4,842,755
Money market fund	12,697,205			12,697,205

Total assets at fair value	$69,692,686	$—	$—	$69,692,686

5. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated net assets of the Plan shall be allocated to participant accounts and distributed in such manner as the Company may determine.
6. Income Tax Status
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated October 20, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.
7. Risks and Uncertainties
The Plan’s investments are exposed to certain risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, changes in the value of investment securities could occur in the near term, and these changes could materially and adversely affect the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8. Reconciliation of Financial Statements to Form 5500
The amount, if any, allocated to participants for benefit claims that were elected for payment prior to year end, but not yet paid as of that date are recorded as a liability on the Form 5500, but not the financial statements. There were no such claims elected by participants prior to the years ended December 31, 2010 or 2009, but not yet paid as of those dates.
     The following is a reconciliation of participant contributions per the financial statements for the years ended December 31, 2010, and 2009, to the Form 5500:

	Years Ended December 31,
	2010	2009
Participant contributions per the financial statements	$5,453,992	$5,643,772
Excess contribution refunds disclosed separately on Form 5500	199,394	103,341

Participant contributions per the Form 5500	$5,653,386	$5,747,113

ARBITRON 401(k) PLAN
Schedule H, Line 4i, — Schedule of Assets (Held at End of Year)
December 31, 2010

Identity of Issue and Investment Description	Current Value
Common stock:
Arbitron Inc.* (53,268 shares)	$2,211,696

T. Rowe Price* mutual funds:
Summit Cash Reserves Fund (12,637,671 shares)	12,637,671
Capital Appreciation Fund (443,263 shares)	9,002,668
Equity Income Fund (367,063 shares)	8,695,728
Small-Cap Value Fund (226,243 shares)	8,174,174
New Horizons Fund (243,331 shares)	8,149,162
Equity Index 500 Fund (197,455 shares)	6,685,822
New Income Fund (593,748 shares)	5,634,665
Balanced Fund (266,843 shares)	5,150,068
International Stock Fund (312,970 shares)	4,453,559
International Discovery Fund (101,346 shares)	4,449,084
Science and Technology Fund (93,417 shares)	2,505,433

75,538,034

Other mutual funds:
Janus Growth and Income Fund (140,175 shares)	4,283,757

Participant loans * (No. of loans = 250)
with interest rates ranging from 3.25% to 9.25%	1,474,751

$83,508,238

See the accompanying report of the independent registered public accounting firm.

*	Party-in-interest

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARBITRON 401(k) PLAN
By:	/s/ RICHARD J. SURRATT
Richard J. Surratt
Executive Vice President of Finance and Planning and Chief Financial Officer of Arbitron Inc., Chairman of the Retirement Committee of the Arbitron 401(k) Plan

Date: June 28, 2011